UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

New York Community Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

649445103

(CUSIP Number)

Thomas Marcotullio

c/o Reverence Capital Partners, L.P.

590 Madison Avenue, 29th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons RCP Eagle Holdings LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 88,143,318
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 88,143,318

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,143,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.36%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 1,053,916,944 shares of Common Stock outstanding as of June 7, 2024, as disclosed by New York Community Bancorp, Inc (the “Issuer”) in its Form 8-K filed with the Securities and Exchange Commissions (the “SEC”) on June 10, 2024.

1.	Names of Reporting Persons RCP Eagle Holdings GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 88,143,318
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 88,143,318

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,143,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.36%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 1,053,916,944 shares of Common Stock outstanding as of June 7, 2024, as disclosed by the Issuer in its Form 8-K filed with the SEC on June 10, 2024.

1.	Names of Reporting Persons RCP GenPar HoldCo LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 88,143,318
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 88,143,318

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,143,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.36%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 1,053,916,944 shares of Common Stock outstanding as of June 7, 2024, as disclosed by the Issuer in its Form 8-K filed with the SEC on June 10, 2024.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value U.S. $0.01 per share (the “Common Stock”), of New York Community Bancorp, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 102 Duffy Avenue, Hicksville, New York, United States 11801.

Item 2. Identity and Background

(a)-(c), (f)

This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	RCP Eagle Holdings LP (“RCP Eagle”);

(ii)	RCP Eagle Holdings GP LLC (“RCP Eagle GP”);

(iii)	RCP GenPar HoldCo LLC (“GenPar HoldCo”);

The principal business of the Reporting Persons is operations as private investment funds and related separate accounts and holdings companies. The principal business address of the Reporting Persons is c/o Reverence Capital Partners, L.P., 590 Madison Avenue, 29th Floor, New York, New York 10022.

(d)-(e)

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in or incorporated into Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The information contained in or incorporated into Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Reverence Investment Agreement

On March 7, 2024, the Issuer entered into an Investment Agreement (the “Original Investment Agreement”) with RCP Eagle, and on March 11, 2024, the Issuer entered into an amendment to the Original Investment Agreement with RCP Eagle (as the “Amendment”, and the Original Investment Agreement as amended by the Amendment, the “Reverence Investment Agreement”). Pursuant to the Reverence Investment Agreement, on the terms and subject to the conditions set forth therein, at the closing of RCP Eagle’s investment in NYCB on March 11, 2024 (the “Closing”), RCP Eagle invested an aggregate of approximately $200.0 million in exchange for the Issuer’s sale and issuance of: (a) 18,529,318 shares of Common Stock at a purchase price of $2.00; (b) 11,857 shares of a new series of the Issuer’s preferred stock, par value $0.01 per share, designated as Series B Noncumulative Convertible Preferred Stock (the “Series B Preferred Stock”), at a price per share of $2,000 and each of which is automatically convertible into 1,000 shares of Common Stock in the event of a transfer thereof by RCP Eagle consistent with the rules and limitations of Regulation Y of the Bank Holding Company Act of 1956, as amended, subject to certain limitations (a “Reg Y Transfer”), and all of which shares of Series B Preferred Stock represent the right (on an as converted basis) to receive approximately 11,857,000 shares of Common Stock; (c) 69,614 shares of a new series of preferred stock, par value $0.01 per share, of the Issuer designated as Series C Noncumulative Convertible Preferred Stock (the “Series C Preferred Stock”, together with the Series B Preferred Stock, the “Preferred Stock”), at a price per share of $2,000, which is automatically convertible into 1,000 shares of Common Stock upon the occurrence of certain events, including the receipt of the Stockholder

Approvals (as defined under the Issuer’s Certificate of Incorporation with respect to the Series C Preferred Stock) and all of which shares of Series C Preferred Stock represented the right (on an as converted basis) to receive approximately 69,614,000 shares of Common Stock; and (d) 60,000 net-settled warrants (the “Issued Warrants”), which are not exercisable for 180 days after the Closing, affording RCP Eagle the right, until the seven-year anniversary of the issuance of such warrant, to purchase for $2,500 per share, shares of a new class of non-voting, common-equivalent preferred stock of the Issuer (the “Series D NVCE Stock”), each share of which is convertible into 1,000 shares of Common Stock (or, in certain limited circumstances, one share of Series C Preferred Stock) in a Reg Y Transfer, and all of which shares of Series D NVCE Stock, upon issuance, will represent the right (on an as converted basis) to receive approximately 60,000,000 shares of Common Stock (clauses (a) through (d), collectively referred to herein as the “Investment”).

On June 7, 2024, the Issuer received the Stockholder Approvals with respect to the Series C Preferred Stock. Upon receipt of such approvals, the 69,614 shares of Series C Preferred Stock held by RCP Eagle were automatically converted into 69,614,000 shares of Common Stock.

On March 11, 2024, pursuant to the Investment Agreement, Milton R. Berlinski, a managing member of RCP Eagle, was elected to serve as a director of the Issuer. In his capacity as a director of the Issuer, Mr. Berlinski or any successor RCP Eagle representative may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

The foregoing description of the Investment Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached hereto as Exhibit 99.1.

Other than as described above or in Item 6, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 or Item 5 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D, although each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, a variety of transactions that could create shareholder value, including business combinations, acquisitions and refinancing opportunities. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c)

The information contained on the cover pages of this Schedule 13D and the information set forth in Item 4 of this Schedule 13D are incorporated herein by reference.

The Reporting Person directly holds, as applicable, 88,143,318 shares of Common Stock, representing 8.36% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are calculated assuming 1,053,916,944 Common Stock outstanding as reported by the Issuer in its Form 8-K filed with the SEC on June 10, 2024.

RCP Eagle directly holds the reported securities. RCP Eagle GP is the general partner of RCP Eagle and, as a result, may be deemed to beneficially own the Securities directly held by RCP Eagle. Further, 100% of the outstanding equity interests of RCP Eagle GP are held by Reverence Capital Partners Opportunities Fund V (PE Fund III) GP, L.P. (“Fund V GP”). Reverence Capital Partners Opportunities Fund V (PE Fund III) GP, LLC (“Fund V GP LLC”) is the general partner of Fund V GP. RCP GenPar LP (“GenPar LP”) holds 100% of the outstanding equity interests in Fund V GP LLC and GenPar HoldCo is the general partner of GenPar LP. Accordingly, each of the foregoing (the “RCP Indirect Entities”) may be deemed to have beneficial ownership of the Securities. Decisions with respect to the voting and disposition of the reported Securities are made by the majority vote of an investment committee. Each of Milton Berlinski, Peter Aberg and Alexander Chulack, as members of the investment committee, may be deemed to share voting and dispositive power with respect to the reported securities but disclaim such beneficial ownership.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by RCP Eagle, or any of the RCP Indirect Entities or members of the investment committee that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the RCP Indirect Entities and such investment committee members.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in or incorporated into Item 5 and Item 6 of this Schedule 13D are each hereby incorporated by reference into this Item 6.

Registration Rights Agreement

On March 11, 2024, NYCB entered into a Registration Rights Agreement with RCP Eagle and certain other investors (the “Registration Rights Agreement”), pursuant to which the Issuer will provide customary registration rights to RCP Eagle and its affiliates and certain permitted transferees with respect to (a) the shares of Common Stock purchased under the Reverence Investment Agreement, (b) shares of Common Stock issued upon the conversion of shares of the Preferred Stock and exercise of the Issued Warrants purchased under the Reverence Investment Agreement and (c) the Issued Warrants. Under the Registration Rights Agreement, RCP Eagle and its affiliates are entitled to customary shelf registration rights (which will initially be on a Form S-1 and the Issuer will use commercially reasonable efforts to promptly convert the shelf registration statement on Form S-1 into a shelf registration statement on Form S-3, subject to certain limitations as set forth in the Registration Rights Agreement) and customary piggyback registration rights, in each case, subject to certain limitations as set forth in the Registration Rights Agreement. RCP Eagle and another investor will additionally be entitled to request a certain number of marketed and unmarketed underwritten shelf takedowns and shall have the right to select the managing underwriter to administer any underwritten shelf takedowns provided the selection is reasonably acceptable to the Issuer.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached hereto as Exhibit 99.2.

Except for the arrangements described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit 24	Joint Filing Agreement, dated as of June 14, 2024, by and among the reporting persons.

Exhibit 99.1	Investment Agreement, dated March 7, 2024 (as amended March 11, 2024), by and between New York Community Bancorp, Inc. and RCP Eagle Holdings LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by New York Community Bancorp, Inc. on March 14, 2024).

Exhibit 99.2	Registration Rights Agreement by and among New York Community Bancorp, Inc., RCP Eagle Holdings LP and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by New York Community Bancorp, Inc. on March 14, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2024

RCP EAGLE HOLDINGS LP

By:	RCP Eagle Holdings GP LLC
Its:	General Partner

By:	/s/ Milton R. Berlinski
Name:	Milton R. Berlinski
Title:	Managing Member

RCP EAGLE HOLDINGS GP LLC

By:	Reverence Capital Partners Opportunities Fund V (PE Fund III) GP, L.P.
Its:	Member

By:	Reverence Capital Partners Opportunities Fund V (PE Fund III) GP, LLC
Its:	General Partner

By:	/s/ Milton R. Berlinski
Name:	Milton R. Berlinski
Title:	Managing Member

RCP GENPAR HOLDCO LLC

By:	/s/ Milton R. Berlinski
Name:	Milton R. Berlinski
Title:	Authorized Signatory